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                                                                    EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)
(Dollars in thousands)

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
Year ended December 31,                                        2001         2000        1999        1998        1997
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
Earnings:
     Net income from operations before tax                   $ 31,183      30,380      27,728      24,879      24,889
     Applicable income taxes                                   17,901      17,176      15,229      15,100      15,103
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     Income before taxes                                       49,084      47,556      42,957      39,979      39,992

     Fixed charges:
         Interest expense excluding interest on deposits        6,786      10,748       8,455       6,223       7,907
         Portion of rents representative of interest              377         410         432         453         472
         Preferred stock dividends including
              pre-tax effect                                       --          --          --          --       2,004
         Amortization of trust preferred securities
              issuance costs                                       95          95          95          93          14
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     Fixed charges excluding interest on deposits               7,258      11,253       8,982       6,769      10,397
         Interest on deposits                                  87,198      91,041      74,560      75,271      64,603
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     Fixed charges including interest on deposits            $ 94,456     102,294      83,542      82,040      75,000
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     Earnings before fixed charges excluding
         interest on deposits                                $ 56,342      58,809      51,939      46,748      50,389
     Earnings before fixed charges including
         interest on deposits                                 143,540     149,850     126,499     122,019     114,992
     Fixed charges excluding interest on deposits               7,258      11,253       8,982       6,769      10,397
     Fixed charges including interest on deposits              94,456     102,294      83,542      82,040      75,000

Ratio of Earnings to Fixed Charges:
     Excluding interest on deposits                             7.76x       5.23x       5.78x       6.91x       4.85x
     Including interest on deposits                             1.52x       1.46x       1.51x       1.49x       1.53x
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(1)   For purposes of computing the ratio of earnings to fixed charges, earnings represents income before income taxes and fixed charges. Fixed charges represent interest expense and preferred stock dividends, which dividends commenced in October 1996 and concluded in October 1997. Deposits include interest bearing deposits and repurchase agreements. Without including preferred stock dividends in fixed charges and excluding interest on deposits, the ratio of earnings to fixed charges for the year ended
      December 31, 1997 was 5.76x. Without including preferred stock dividends in fixed charges and including interest on deposits, the ratio of earnings to fixed charges for the year ended December 31, 1997 was 1.55x.